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                                                                    EXHIBIT 12.2

        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Including Interest on Deposits)


     The Company's ratios of earnings to fixed charges (including interest on deposits) for the periods indicated were as follows:



                                                                        Year Ended June 30,
                                           1998        1997        1996        1995        1994         1993
                                         --------    --------    --------    --------    --------     --------
                                                                       (Dollars in thousands)

Net income ..........................    $ 18,729    $ 10,936    $ 11,723    $  9,702    $  8,694     $  6,633

Extraordinary items, net of tax .....          --          --          --          --          --           --

Cumulative effect of changes in
   accounting for income taxes ......          --          --          --          --      (1,200)          --

Income tax expense (benefit) ........      14,810      10,138       9,946       6,842       5,538        5,243
                                         --------    --------    --------    --------    --------     --------

   Pretax earnings (loss)............      33,539      21,074      21,669      16,544      13,032       11,876

Fixed charges:

Interest on deposits ................      63,432      54,139      42,425      22,012      17,791       20,743

Interest on borrowed funds ..........      23,396      17,514      10,560       6,349       2,233          579
                                         --------    --------    --------    --------    --------     --------

    Total fixed charges                  $ 86,828    $ 71,653    $ 52,985    $ 28,361    $ 20,024     $ 21,322
                                         --------    --------    --------    --------    --------     --------

Earnings (for ratio calculation) ....    $120,367    $ 92,727    $ 74,654    $ 44,905    $ 33,056     $ 33,198

Ratio of earnings to fixed charges ..       1.39x       1.29x       1.41x       1.58x       1.65x        1.56x






     For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent net income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include gross interest expense (other than on deposits). Fixed charges, including gross interest on deposits, include all interest expense.